Exhibit 21.1

SUBSIDIARIES

As of December 31, 2011

Name	Jurisdiction of Organization
Volterra International Ltd.	Cayman Islands
Volterra Asia Pte. Ltd.	Singapore
Volterra Global Marketing Limited	Cayman Islands